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                            August 16, 2021

       G. Douglas Hekking
       Chief Financial Officer
       USANA Health Sciences, Inc.
       3838 West Parkway Blvd.
       Salt Lake City, UT 84120

                                                        Re: USANA Health
Sciences, Inc.
                                                            Form 10-K for the
Fiscal Year Ended January 2, 2021
                                                            Filed March 2, 2021
                                                            File No. 001-35024

       Dear Mr. Hekking:

              We have reviewed your filing and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this comment, we may have additional comments.

       Form 10-K for the Fiscal Year Ended January 2, 2021

       Revenue Recognition, page F-11

   1. We note the statement on page F-12 that certain product promotions including discounted products and customer
incentive promotions are recorded as part of Associate incentives within operating
expenses. Please describe these product promotions in greater detail.
                                                        Explain to us why you
are accounting for these product promotions as operating expenses, citing the applicable
accounting literature. Describe to us why these product promotions are not accounted for
under ASC 606 as an adjustment to the transaction price as variable consideration.
 G. Douglas Hekking
USANA Health Sciences, Inc.
August 16, 2021
Page 2

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Gary Newberry at (202) 551-3761 or Kevin J. Kuhar, Accounting
Branch Chief, at (202) 551-3662 with any questions.



FirstName LastNameG. Douglas Hekking                      Sincerely,
Comapany NameUSANA Health Sciences, Inc.
                                                          Division of
Corporation Finance
August 16, 2021 Page 2                                    Office of Life
Sciences
FirstName LastName